Filed pursuant to Rule 424(b)(7)
Registration No. 333-133903

Prospectus Supplement to Prospectus dated May 8, 2006.

1,927,500 Shares

Common Stock

This prospectus supplement covers the sale in a negotiated transaction of 1,927,500 shares by Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd. to TCV IV, L.P. and its affiliated fund, all of which are existing stockholders of Redback Networks Inc.

Redback Networks Inc. will not receive any of the proceeds from the sale of the shares being sold by Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd.

The common stock is quoted on the Nasdaq National Market under the symbol “RBAK.” The last reported sale price of the common stock on May 8, 2006, was $21.13 per share.

See “ Risk Factors” on page S-9 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated May 9, 2006.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information contained in this prospectus supplement.

Unless the context otherwise requires, all references in this prospectus supplement to “Redback,” “the company,” “we,” “us,” “our,” or similar words are to Redback Networks Inc. and its consolidated subsidiaries. All references to “Quattro” in this prospectus supplement refer to Quattro Global Capital, LLC, which is the investment advisor to Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd., or the Alta Funds. Quattro may direct the vote and disposition, and is deemed to have beneficial ownership, of all shares of our common stock held by the Alta Funds. All references to the “TCV Funds” in this prospectus supplement refer to TCV IV, L.P. and TCV IV Strategic Partners, L.P.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. We have not authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our shares of common stock. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision.

INFORMATION ABOUT THIS TRANSACTION

On May 9, 2006, Quattro and the TCV Funds entered into an agreement for the sale of 1,927,500 shares of our common stock held by Quattro to the TCV Funds at a price of $21.75 per share. Consummation of the sale of these shares is subject to customary closing conditions. Upon satisfaction of the conditions to closing, Quattro will complete the sale of these shares to the TCV Funds pursuant to this prospectus supplement.

John Drew, who is a member of Technology Crossover Management IV, L.L.C., the general partner of the TCV Funds, is a member of our board of directors. Without giving effect to the acquisition of the 1,927,500 shares from Quattro covered by this prospectus supplement and without giving effect to any shares the TCV Funds may acquire in the underwritten public offering contemplated by the prospectus supplement we filed with the Securities and Exchange Commission, or the SEC, on May 9, 2006 (the public offering), the TCV Funds beneficially own approximately 14.02% of our capital stock (including shares issuable upon the exercise or conversion of outstanding securities exercisable or convertible within 60 days). The TCV Funds may also purchase additional shares of our common stock in the public offering.

In connection with the proposed sale of shares by Quattro to the TCV Funds and the potential acquisition of shares by the TCV Funds in the public offering, we amended our stockholder rights plan to allow the TCV Funds and affiliated or associated entities to acquire additional shares of our common stock until they achieve beneficial ownership of more than 19.9% of our common stock. As a result, our stockholder rights plan will not apply to the acquisition by the TCV Funds of the 1,927,500 shares to be acquired from Quattro, nor will it apply to any shares they may acquire in the public offering or otherwise until they become the beneficial owners of more than 19.9% of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated into this prospectus supplement and the accompanying prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include all statements other than statements of historical facts contained in this prospectus supplement and the accompanying prospectus, including statements regarding our future financial position, business strategy, and plans and objectives of management for future operations. When we use the words, “anticipate,” “assume,” “estimate,” “project,” “intend,” “expect,” “plan,” “believe,” “should,” “likely” and similar expressions, we are making forward-looking statements.

In addition, forward-looking statements in this prospectus supplement, including the documents incorporated into this prospectus supplement by reference, include, but are not limited to, statements about our beliefs, assumptions, estimates or plans regarding the following topics: our product and marketing strategy; our expectation of continued growth in total net revenue; our expectation that we will continue to generate positive cash flow in the near term; our expectation that our SmartEdge product line will continue to represent the majority of our revenue in the future; our expectation that our customers will discontinue use of our SMS products in favor of our SmartEdge; predictions regarding the expected growth of the digital subscriber line, or DSL, market and the market for our SmartEdge line of products; our expected gross margin; our belief that cash and cash equivalents will be sufficient to fund our operations through at least the next 12 months; our future research and development and selling, general and administrative expenses; interest income and the cash requirement for interest expenses relating to our credit facilities; our estimated future capital expenditures; our expectations regarding future amortization of our intangible assets; and our expectation regarding the outcome of pending litigation.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus supplement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you should consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the SEC. See “Where You Can Find Additional Information” in the accompanying prospectus. We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common stock in our periodic reports and in other documents that we subsequently file with the SEC, and which we describe in this prospectus supplement. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information included elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page S-9 of this prospectus supplement.

Company and Industry Overview

Redback is a leading provider of advanced communications networking equipment. Our products enable service providers to build next-generation Internet Protocol (IP)-based broadband networks that can deliver high-speed access as well as voice, video and data (Triple Play) services, to consumers and businesses. IP-based services such as IPTV, Video on Demand (VOD), and Voice over IP (VoIP), can increase the average revenue per subscriber and lower network capital and operating costs, and therefore are among service providers’ highest priorities. We maintain a growing and global base of more than 500 active customers, including many of the world’s largest communications service providers such as AT&T, BellSouth, Belgacom, China Netcom, Chunghwa Telecom, Korea Telecom and Verizon Communications. We sell our products through a direct sales force, resellers and distributors.

Our products consist of the SmartEdge, SMS, and NetOp product families, which are designed to enable our customers to build an intelligent, subscriber-aware, broadband infrastructure, creating a robust environment for adding and managing differentiated IP services, on a user-by-user basis.

Our SmartEdge family of products combines highly scalable, carrier-class edge routing, Ethernet aggregation, and advanced subscriber management. Our SmartEdge Operating System (SEOS) provides software capabilities that allow our products to aggregate and manage broadband subscriber connections and enable advanced communications service delivery. Our modular software architecture is designed to heighten reliability and enable binding of any user connection to any service, further simplifying service provisioning.

We believe our market is large and growing. According to Yankee Group, the IP/multiprotocol label switching (MPLS) edge router infrastructure market exceeded $2.9 billion in 2005 and is expected to reach $4.8 billion in 2008. Our market opportunity is driven by the dynamic growth in broadband subscribers and bandwidth usage and the increasing range of communications services offered over IP networks. The market for our SmartEdge products is characterized by an upgrade cycle of network expansion, replacing existing edge routers with denser next-generation products that have richer software functionality, higher interface speeds, and increased scalability. We believe this is driven by our customers’ need to evolve their networks from being purpose-built for one service such as voice or data to more intelligent, personalized broadband networks that deliver multiple services on a single network based on individual user service preferences.

We believe that our solutions provide the following benefits to our wireline communications service provider customers:

•	reliability, so that the underlying service delivery infrastructure is available to the customer;

•	scalability, enabling the service provider to serve more customers with less infrastructure;

•	flexibility, so that the equipment has a longer life and can be adapted to offer new services;

•	user awareness, to identify, authenticate, and bill the individual user; and

•	service addition capability, so users may have access to various IP services.

Company Strengths

We provide solutions built specifically for edge routing and broadband services delivery. Our products enable wireline communications service providers to connect, manage, and deliver next-generation IP services for a large number of subscribers using a range of broadband access technologies. We believe our key competitive differentiators include:

•	Next-generation Product Architecture with Leading Software Capabilities. We provide a next-generation product architecture that is built specifically to enable delivery of Triple Play services, unlike most alternative solutions that were built for data applications prior to the emergence of IP voice and video services. Our SEOS enables easier product evolution as additional software modules can be independently developed, tested and installed to satisfy demand for new services.

•	Efficient Service Delivery and Scalability. Our products allow broadband service providers to quickly deploy high-speed access so that they can offer revenue-generating services to their customers using existing access, accounting and management control systems. Our products are also scalable to support significant increases in services, subscribers and network sessions.

•	Established Relationships with Leading Global Wireline Communications Service Provider Customers and Distributors. We have long-standing relationships with 11 of the 20 leading global wireline communications service providers such as AT&T, BellSouth, Belgacom, China Netcom, Chunghwa Telecom, Korea Telecom and Verizon Communications. We have also established strong relationships with several providers of communications infrastructure that distribute our products.

•	Research and Development Capabilities. We have invested over $400 million in research and development programs over the past five years to develop our core technology, which includes our SmartEdge product family, proprietary SEOS software and application-specific integrated circuit (ASIC) designs.

•	Experienced and Proven Management Team. Our executive management team has extensive experience in the communications networking industry, and a vision for executing our growth initiatives.

Business Strategy

Our objective is to be a leading provider of innovative broadband infrastructure that enables wireline communications service providers rapidly to deploy high-speed access to the Internet and corporate networks as well as to deliver advanced IP services that generate incremental revenue from their networks. Key elements of our strategy include the following:

•	Enable Triple Play Services. We will continue to work directly with our customers to develop features and functionality that further enhance their ability to deliver new Triple Play services. We believe this approach will increase the value we offer in both new and existing installations.

•	Deliver Broad Product Families. We have expanded our SmartEdge product family to address our customers’ capacity and functionality requirements of different market segments. We will continue to invest in expanding our product portfolio to address other network needs and to add additional functionality to our SmartEdge family of products.

•	Leverage Leading Proprietary Technologies. We believe our proprietary SEOS software and custom-designed ASICs give us a competitive advantage in the marketplace. We intend to continue to enhance our SEOS software capabilities in the areas of bandwidth management, security, wholesale subscriber accounting and billing, and policy management capabilities as well as our ASIC designs for heightened SmartEdge performance and throughput.

•	Expand Global Distribution and Strengthen Relationships with Distributors. We currently pursue a direct and indirect sales strategy to penetrate broadband service provider organizations, focusing primarily on large wireline communications service providers. We target smaller wireline communications service providers through resellers. We intend to enhance and expand our distribution capability in Europe and the Asia-Pacific region, and our relationships with system integrators.

•	Expand Beyond our Traditional Wireline Communications Markets. We plan to continue investing in our technology, sales and marketing efforts in order to expand further into additional markets such as wireless communications.

Corporate Information

We were incorporated in Delaware in 1996. Our principal executive offices are located at 300 Holger Way, San Jose, California 95134, and our telephone number is (408) 750-5000. Our web address is www.redback.com. The information on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

Redback Networks, the Redback Networks logo, SmartEdge, SMS and NetOp are trademarks of Redback Networks in the United States and other countries. All other trademarks, trade names or service market appearing in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by the selling stockholder	1,927,500 shares

Use of proceeds	We will not receive any of the proceeds from the sale of our common stock offered by Quattro.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq symbol	“RBAK”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the year ended December 31, 2005 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2006, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part. The results of operations after January 2, 2004 are not comparable to the results of operations prior to January 2, 2004 due to our adoption of fresh-start reporting upon our emergence from bankruptcy. Such differences in the results of operations relate primarily to depreciation of property, plant and equipment, amortization of other intangible assets, interest expense and reorganization expenses. Additionally, these differences in our balance sheets related primarily to property, plant and equipment, intangible and other assets, goodwill, lease related restructuring accruals, and the conversion of our convertible notes to common stock. Certain amounts, such as net revenue and certain expenses were not affected by our adoption of fresh-start accounting and, accordingly, we believe them to be comparable. The references below to “Predecessor” refer to Redback prior to our emergence from bankruptcy.

	Year Ended December 31,			Quarter Ended March 31,
	Successor		Predecessor	Successor
	2005	2004 (1)	2003	2006 (2)	2005
	(in thousands, except per share amounts)
Statement of Operations Data:
Product revenue	$128,403	$91,927	$80,351	$50,899	$28,336
Related party product revenue	—	—	5,409	—	—
Service revenue	24,857	23,642	21,723	6,960	5,956

Total revenue	153,260	115,569	107,483	57,859	34,292

Product cost of revenue	52,503	41,631	38,270	20,388	11,623
Service cost of revenue	9,280	8,689	12,223	2,219	2,022
Amortization	10,893	10,911	3,762	2,707	2,722

Total cost of revenue (2)	72,676	61,231	54,255	25,313	16,367

Gross profit (loss)	80,584	54,338	53,228	32,546	17,925

Operating expenses:
Research and development (2)	59,183	56,606	66,212	17,133	14,323
Selling, general and administrative (2)	45,350	51,721	48,083	17,764	10,580
Change in estimate of pre-bankruptcy liabilities	(3,668)	—	—	—	—
Restructuring charges	—	—	23,494	—	—
Reorganization items	—	1,553	—	—	—
Amortization of goodwill and intangible assets	—	—	166	—	—

Total operating expenses	100,865	109,880	137,955	34,897	24,903

Loss from operations	(20,281)	(55,542)	(84,727)	(2,351)	(6,978)

Other income (expense), net:
Interest and other income (expense), net	(226)	5,146	1,104	1,053	165
Interest expense	(6)	(55)	(17,653)	—	—
Release of restructuring liability upon termination of leases	—	71,164	—	—	—
Fresh-start adjustments	—	(218,691)	—	—	—
Induced conversion charge	—	(335,809)	—	—	—

Total other income (expense), net	(232)	(478,245)	(16,549)	1,053	165

	Year Ended December 31,			Quarter Ended March 31,
	Successor		Predecessor	Successor
	2005	2004 (1)	2003	2006	2005
	(in thousands, except per share amounts)
Loss before reorganization items	(20,513)	(533,787)	(101,276)	(1,298)	(6,813)
Reorganization items	—	(1,539)	(17,573)	—	—

Loss before provision of income taxes	(20,513)	(535,326)	(118,849)	(1,298)	(6,813)
Provision for income taxes	848	408	—	1,135	84

Loss before deemed dividend and accretion on redeemable convertible preferred stock	(21,361)	(535,734)	(118,849)	(2,433)	(6,897)

Deemed dividend and accretion on redeemable convertible preferred stock	(615)	(17,265)	—	(156)	(153)

Net loss	$(21,976)	$(552,999)	$(118,849)	$(2,589)	$(7,050)

Net loss per basic and diluted share	$(0.40)	$(1.30)	$(0.65)	$(0.05)	$(0.13)

Shares used in computing net loss per share (3)	54,471	52,269	181,610	56,506	53,469

Ratio of earnings to fixed charges:
Ratio of earnings to fixed charges (4)	—	—	—	—	—
Amount of deficiency	$(20,513)	$(535,326)	$(118,849)	$(2,589)	$(7,050)

(1)	Financial data for the year ended December 31, 2004 includes the impact of the Predecessor.
(2)	Effective January 1, 2006, we adopted FAS 123R, “Share-Based Payments,” using the modified prospective transition method. In prior periods, we recognized stock compensation expense under APB 25. Amounts of stock-based compensation are as follows:

Cost of revenue	$344	$1,390	$—	$287	$89
Research and development	846	8,130	471	1,233	235
Selling, general and administrative	2,417	10,296	478	1,550	708

Total	$3,607	$19,816	$949	$3,070	$1,032

(3)	As provided in our prepackaged plan of reorganization filed in November 2003 under Chapter 11 of Title 11 of the United States Code, or the Plan of Reorganization, our common stock and outstanding stock options were subject to an approximate 73-for-1 reverse stock split that occurred immediately after the Company emerged from bankruptcy. Options held by employees as of January 2, 2004 that were (i) below market (as defined in the Plan of Reorganization), were cancelled in connection with our emergence from bankruptcy or (ii) above market (as defined in the Plan of Reorganization), were cancelled ten days after our emergence from bankruptcy if the holders did not exercise them.
(4)	The pre-tax losses for the years ended December 31, 2005, 2004 and 2003 were not sufficient to cover fixed charges by a total of approximately $20.5 million, $535.3 million, and $118.8 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

	December 31,			March 31,
	Successor		Predecessor	Successor
	2005	2004	2003	2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments, including restricted cash and investments	$43,764	$42,558	$21,474	$58,628
Working capital (deficit)	35,526	25,314	(2,363)	45,380
Total assets	316,014	307,435	509,592	328,162
Liabilities subject to compromise	—	—	564,336	—
Accumulated deficit	(90,100)	(68,124)	(5,453,640)	(92,689)
Total stockholders’ equity (deficit)	197,419	203,793	(104,106)	201,465

RISK FACTORS

You should carefully consider the risks described below before deciding whether to purchase shares of our common stock in this offering. You should also refer to the other information contained in the accompanying prospectus, including the financial statements included in our annual report on Form 10-K for the year ended December 31, 2005 and included in our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are both incorporated by reference in the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties of which we are currently unaware or that we currently deem immaterial also may impair our business operations. If any of these risks actually occur, our business, results of operations and financial condition could suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

We operate our business based on assumptions concerning our realization of a certain level of revenue and the control of our costs, which are difficult to predict and we cannot assure you that our goals are achievable.

Our business is subject to uncertainty because of limited visibility into our customers’ future buying patterns and difficulty predicting the amount and timing of our revenue. We believe the majority of our revenue in the future will come from our SmartEdge product line. The sales cycle is difficult to predict with respect to our SmartEdge products due to our customers’ and potential customers’ needs to fully evaluate these products and compare them to competitive products. We expect our SMS product line revenue to continue to decline as more customers are considering, or are moving to, next generation DSL networks. Our ability to predict our future revenue will be dependent on customer acceptance of our SmartEdge product line and on the timing of securing purchasing commitments from customers. For our customers, such timing is driven, among other factors, by availability of budget spending and timing of network deployment plans to promote the growth of regional, national and international networks that support major broadband access technologies and IP-based networks to deliver Triple Play services.

We have a limited view of the timing of any revenue realization from our existing backlog of orders. There is a risk that backlog may not convert to revenue or that conversion could be delayed, which could result in less predictability in the sales cycle and therefore lower revenue than planned. In addition, we may incur significant additional costs prior to obtaining the related revenue during the lead-time to manufacture our products. Additionally, investment costs may significantly increase during the development of new products.

The markets that we sell into are becoming increasingly competitive and as a result, fluctuations may occur in the prices obtained for our products, which then may have a significant impact on our gross margins. In addition, many of our customers’ sales decisions are not made until the final weeks or days of the calendar quarter, which leads to greater uncertainty for us in predicting the timing and amount of our revenue. Customers often view the purchase of our products as a significant and strategic decision, and this causes purchases of our products to become more susceptible to extensive testing and internal review and approval cycles by our customers, the length and outcome of which is difficult to predict. This is particularly true for larger customers, which represent a significant percentage of our sales. These customers are often engaged in multiple simultaneous purchasing decisions, some of which may pertain to more immediate needs and absorb the immediate attention of our customers. Our customers’ current capital constraints also make it difficult for them to commit in advance to buy our products in any given quarter or throughout the year. Furthermore, our customers are increasingly demanding complex contract terms, including commitments to deliver future features. These contracts can impact the timing of our ability to recognize revenue. If sales from a specific customer for a particular quarter are not realized in that quarter or at all, or if we cannot recognize revenue in a quarter, our business, results of operations and financial condition could suffer.

Our quarterly results of operations are inherently unpredictable and could continue to fluctuate significantly, which may result in volatility in the price of our common stock.

Our quarterly revenue and results of operations may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Factors that may affect our quarterly results include long sales and implementation cycles, competitive pricing pressures and our ability to control our expenses. Our quarterly results are also affected by our assumptions about our overall cost structure, which could prove unreliable. For example, if our current pricing arrangement with our single contract manufacturer is not renewed beyond its current term, or is renegotiated on terms less favorable to us, our results of operations and financial condition could be materially harmed. The majority of our expenses are essentially fixed in the short term. As a result, if we experience delays in generating or recognizing revenue, our quarterly results of operations will likely decrease. Therefore, we believe that quarter-to-quarter comparisons of our results of operations may not be meaningful. You should not rely on our results for one quarter as any indication of our future performance. It is likely that in some future quarter our results of operations may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decline.

A limited number of customers account for a disproportionate amount of our revenue, and the loss of any of these key customers would likely reduce our revenue significantly and have a negative impact on our cash position.

A substantial portion of our revenue depends on sales to a limited number of customers. Our customers include both direct purchasers and resellers. In 2005, revenue from product purchases by BellSouth, AT&T (formerly SBC Communications) and Alcatel accounted for approximately 14%, 13% and 12% of our total revenue, respectively, and in 2004, revenue from product purchases by AT&T accounted for approximately 18% of our total net revenue. We do not have contracts or other agreements that guarantee continued sales to these or any other customers, which means that any of our customers, including our key customers, may therefore cease purchasing products from us at any time for any or no reason. The loss of any of our key customers would have a negative impact on our cash flow from operations and significantly reduce our total net revenue.

In addition, the current consolidation in the communications infrastructure sector, such as the recent proposed merger of BellSouth and AT&T, the merger of Neuf Telecom and Cegetel in the European market, SBC’s acquisition of AT&T, and Verizon Communications’s acquisition of MCI, presents risks to us by further reducing the number of available customers and potentially causing delays or changes in orders and customers’ expected buying patterns. In the case of mergers, customers may purchase more or less product than expected or on different schedules than expected, depending on a variety of factors including the nature of the entities involved in the transaction, their strategic plans, their chosen architecture and the planned pace of deployment of such architecture. We expect the industry trend of consolidation to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. As a result, we expect that our customer concentration will further increase. This could lead to more variability in our results of operations and could adversely affect our business, results of operations and financial condition.

Furthermore, the consolidation in the communications infrastructure sector, such as the recently announced proposed merger of Lucent Technologies and Alcatel, may reduce the number of companies that can resell our products. This presents risks to us by forcing us to take on more responsibility regarding the installation, service and support of our products. This could adversely affect our margins. In addition, the consolidation of resellers may affect their buying patterns and may prevent us from having access to certain end user accounts. This could further adversely affect our business, results of operations and financial condition.

To achieve market acceptance of our products, we must anticipate and meet our customer requirements and general market demands, or our business and results of operations will suffer.

To achieve market acceptance of our products, we must anticipate and adapt to customer requirements and offer products and services that meet customer demands. Due to the complexity of our products and the complexity, diversity, and changing nature of our customer needs, many of our customers require product features and capabilities that our products may not have. The majority of demand for our products relates to our newer SmartEdge product line. We continue to invest in research and development to add features and develop new products to meet customer demand for our SmartEdge product line; however, we are constrained by limited resources and may be unable to deliver product or product features to meet such demand in a timely manner or at all. If we are unable to deliver these product features, it could adversely impact our revenue and results of operations. If we fail to anticipate general market demands and requirements, our failure could substantially decrease market acceptance and sales of our present and future products, which would significantly harm our business and financial results. Even if we are able to anticipate and respond to market demands and requirements, we cannot assure you that our products or enhancements will achieve widespread market acceptance.

If we experience difficulties in developing and delivering new products, our business and results of operations will suffer.

We intend to continue to invest in product and technology development, primarily in our SmartEdge product line. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction and sale of new products and enhancements. We may also experience the loss of key development personnel that could impair our ability to develop and introduce new or enhanced products. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns, to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand, and to limit the creation of excess inventory that may impact our financial results. Our inability to effectively manage the transition to newer products or accurately predict market and economic conditions in the future may cause us to incur additional charges of excess and obsolete inventory. If any of the foregoing occurs, our business, results of operations and financial condition could suffer.

Our business will suffer if we do not successfully increase sales of our SmartEdge products.

The growth of our business is dependent on increasing sales of our SmartEdge products. Our product line expanded when we began shipping our first SmartEdge products during the fourth quarter of 2001. In the second quarter of 2003, we introduced the SmartEdge 400 router and the Service Gateway software for all SmartEdge platforms. In the second quarter of 2005, we launched the Ethernet Aggregation application in the SmartEdge platform. During 2004, the revenue from SmartEdge products grew by 229% compared with revenue from SmartEdge products in 2003, but the revenue from SMS products in 2004 decreased 36% compared to 2003. During 2005, the revenue from SmartEdge products grew by 105% compared with revenue from SmartEdge products in the same period in 2004, but the revenue from SMS products in 2005 decreased 22% compared to the same period in 2004. In the first quarter of 2006, the revenue from SmartEdge products grew by 117% compared with revenue from SmartEdge products in the first quarter of 2005. If sales of our SmartEdge products do not meet our revenue targets, our business, results of operations and financial condition will suffer.

If we fail to match production with product demand, we may need to incur additional costs and liabilities or we may lose customers to our competitors and our business may be harmed.

We currently use a rolling forecast based on anticipated product orders, product order history and backlog to determine our materials requirements. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we underestimate our requirements, the contract manufacturer may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue. If we overestimate our requirements or there are changes in the mix of products that our customers order, the contract manufacturer may have excess inventory, which would increase our storage or obsolescence costs. For example, we incurred write-downs of excess and obsolete inventory and related claims of $1.0 million and $1.4 million in 2005 and 2004, respectively. The 2005 and 2004 excess and obsolete inventory charges resulted from reductions in forecasted revenue due to then-current market conditions. We are under increased pressure to acquire inventory ahead of the placement of the product order because of the nature of our sales process. Furthermore, we are under increased pressure to order components with increased lead times and, in many cases, under non-cancelable, non-returnable terms. This is due to the need to order end of life components to continue to support our older SMS product line as well as increased industry demand for new components. As of March 31, 2006, we had $30 million in purchase commitments with contract manufacturers and suppliers. As a result, we may have larger write-downs of excess and obsolete inventory in the future.

We are dependent on sole source and limited source suppliers for several key components, and any interruptions or delay of supply could adversely affect our sales and business prospects.

We currently purchase several key components used in our products from single or limited sources of supply. Specifically, we rely on a limited number of foundries for a number of our processors and memory components including our ASICs. We have no guaranteed supply arrangement with these suppliers, and we, or our third-party contract manufacturer, may fail to obtain these supplies in a timely manner in the future. Financial or other difficulties faced by these suppliers or significant changes in demand for these components could limit the availability of these components to us. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to our customers and would adversely affect our sales and business prospects. In addition, locating and contracting with additional qualified suppliers is time-consuming and expensive. Our inability to obtain sufficient quantities of components from our suppliers in a timely manner could negatively impact our ability to generate revenue from existing products and delay or prevent introduction of new technologies. In addition, the development, licensing or acquisition of new products in the future may increase the complexity of our supply chain management. Our failure to effectively manage our supply of key components and products would adversely affect our business.

We currently depend on a single contract manufacturer, Jabil Circuit Inc., with whom we do not have a long-term supply contract, and the loss of any manufacturing capacity could harm our business.

We depend on a single third-party contract manufacturer, Jabil Circuit Inc., to manufacture our products. We do not have a long-term contract with Jabil Circuit, which currently performs all of our production, including final assembly and testing, at a single facility. If we fail to effectively manage our relationship with Jabil Circuit or if they experience delays, disruptions or quality control problems in manufacturing operations, our ability to ship products to our customers would be delayed. If Jabil Circuit were to cease doing business with us, our ability to deliver products to our customers could be adversely affected. The loss of any of Jabil Circuit’s manufacturing capacity could prevent us from meeting our scheduled product deliveries to our customers.

Our products are highly technical, and any undetected software or hardware errors in our products could adversely affect our business.

Our products are highly technical and complex, are critical to the operation of many networks, and may protect valuable information. Due to the complexity of both our products and our customers’ environments, we may not detect product defects until full deployment in our customers’ networks. This may be particularly true of our relatively newer products, including those in our SmartEdge product line. Our products will be required to interoperate with many or all of the products within these networks as well as future products in order to meet our customers’ requirements. Due to the intricate nature of our products, it is possible that our current and future products may not interoperate with our customers’ networks. This possibility is enhanced by the fact that our customers typically use our products in conjunction with products from other vendors.

Whether or not we provide warranty coverage for a product, we may be required to dedicate significant technical resources to resolve any defects. Therefore, costs associated with defects under warranty may be higher than warranty costs. If we encounter significant product problems, we could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenue, and damage to our reputation. In addition, we could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

Our gross margin may continue to fluctuate over time, which could harm our results of operations.

Our gross margin may continue to fluctuate and be hard to predict in the future due to, among other things, increasing pressure to reduce our current price levels in more competitive markets, particularly in Asia and Europe; our ability to reduce product costs; our ability to control inventory costs and other reserves; the introduction of new products which may initially have lower margins; the support and maintenance of our aging SMS product line; our ability to control and absorb fixed costs; and our ability to sell multiple applications. If our gross margin declined as a result of one or more of these factors, our results of operations, financial condition and cash flows could suffer.

We have incurred losses in the past and we may incur losses in the future.

We incurred net losses of approximately $2.6 million, $22.0 million and $68.1 million during the quarter ended March 31, 2006 and the years ended December 31, 2005 and December 31, 2004, respectively. We cannot assure you that we will not continue to incur additional net losses in the future. To date, we have funded our operations primarily from internal cash flow along with private and public sales of debt and equity securities. As of March 31, 2006, we had cash and cash equivalents of $58.6 million.

On November 3, 2003, we filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code. We emerged from bankruptcy on the effective date of the Plan, January 2, 2004. After our emergence from bankruptcy, we continued to incur losses. Although we believe that our future operating cash flows will be sufficient to finance our operating requirements for the next 12 months, our limited availability of funds restricts our ability to expand or significantly increase our re-investment in our business and makes us more vulnerable to industry downturns. This may also place us at a competitive disadvantage. In addition, if we do not meet our operating goals, it is possible that we may need to raise additional capital, even beyond the proposed offering, to achieve our business objectives. We cannot assure you that such additional capital would be available on acceptable terms, or at all.

A number of our customers are evaluating our SmartEdge products, which may lead them to an extended evaluation period or a decision to use a competitor’s products, which could harm our business.

Many of our customers are in the process of evaluating our SmartEdge platform and new software releases for use in their next-generation networks. These evaluations are often lengthy and may cause delays in purchasing decisions. There is no guarantee that customers will select our products at all. We may expend significant costs and resources during the evaluation process. Due to the competitive nature of these evaluations, we may be forced to provide significant price concessions or commit to onerous contract terms to win the business, and this may negatively impact our revenue and cost structure.

Intense competition in our industry could result in the loss of customers, an inability to attract new customers and downward pricing pressure on our products and services.

Competition is intense in the markets that we serve. Our SmartEdge platform competes in a market characterized by new geographic builds and an upgrade cycle of swapping existing edge routers for denser next-generation routers with higher interface speeds and richer software functionality. Industry analysts expect this transition to occur over the next four years. We expect our competitors to continue improving their existing products and to introduce new competitive products. Additional competition exists from companies in emerging nations, such as China, and existing competitors who make multi-service edge devices, or are adding subscriber management features to their existing routers, as well as startup companies that are developing next-generation technologies. Our primary competitors are Alcatel, Cisco Systems, Huawei Technologies and Juniper Networks. Other competitors include companies in the networking and telecommunications equipment markets, including: Avici Systems, Ciena, ECI Telecom, Enterasys Networks, Extreme Networks, F5 Networks, Foundry Networks, Fujitsu, Lucent Technologies, Nortel Networks, Siemens and Sycamore Networks, among others.

Competitive pressures may result in price reductions, reduced profit margins and lost market share, which would adversely affect our business, results of operations and financial condition. In addition, most of our competitors are larger public companies that have greater name recognition, broader product offerings, more extensive customer bases, more established customer support and professional services organizations, and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products, and they can leverage their customer relationships and broader product offerings and adopt aggressive pricing policies to gain market share. Our competitors with large market capitalization or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our product lines. In addition, current and emerging competitors in foreign markets such as China are able to take advantage of reduced costs in those locations to adopt aggressive pricing. As a result of the foregoing, we may be unable to maintain a competitive position against our competitors.

Recent rulemaking by the Financial Accounting Standards Board, or FASB, will require us to expense equity compensation given to our employees, will significantly impact our results of operations and may reduce our ability to effectively utilize equity compensation to attract and retain employees.

We adopted SFAS 123(R) in the first quarter of 2006. SFAS 123(R) requires the measurement and recognition of compensation expense for all stock-based compensation based on estimated fair values. SFAS 123R will result in a material impact on our results of operations and net income per share, as we will be required to expense the fair value of all share-based payments. For the quarter ended March 31, 2006, we recognized $3.1 million of stock-based compensation expense pursuant to SFAS 123(R). We historically have used stock options as a significant component of our employee compensation program in order to align employees’ interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. The SFAS 123(R) expense calculation depends largely on numerous factors including, without limitation, volatility, option term, vesting, forfeiture and interest rate and on the trading price of our common stock at the time of grant. We cannot predict the effect that this adverse impact on our reported results of operations will have on the trading price of our common stock. This also may require us to reduce the availability and amount of equity incentives provided to employees, which may make it more difficult for us to attract, retain and motivate key personnel.

Our internal control over financial reporting could be adversely affected as a result of changes in our business and its increasing complexity.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We continue to develop our program to perform the system and process evaluation and testing necessary to comply with these requirements on a sustained basis. As our business continues to change and increase in complexity, we have continued to increase and improve our infrastructure relating to internal control over financial reporting. In addition, these business changes and increased complexity may cause a risk that we may not be able to continue to comply on an ongoing basis. We do not have significant experience in complying with these requirements on an ongoing and sustained basis. As a result, we expect to continue to incur substantial expense and to devote additional management resources to Section 404 compliance. In the event that our Chief Executive Officer, Chief Financial Officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of Redback may be adversely affected and could cause a decline in the market price of our common stock.

If we fail to adequately evolve our financial and managerial control and reporting systems and processes to meet the changing needs of our business, our ability to manage and grow our business will be negatively affected.

Our ability to successfully offer our products and implement our business goals in a rapidly evolving market depends upon an effective planning and management process. We will need to continue to evolve our financial and managerial control and our reporting systems and procedures in order to manage our business effectively in the future. If we fail to continue to implement systems and processes to meet the changes and expected growth in our business, our ability to manage our business and results of operations may be negatively affected.

Future changes in financial accounting standards or practices may cause adverse unexpected fluctuations to our reported results of operations.

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions. In particular, as described above, recent changes to the FASB pronouncements relating to accounting for stock-based compensation will likely increase our compensation expense, could make our net income or loss less predictable in any given reporting period and could change the way we compensate our employees or cause other changes in the way we conduct our business.

In addition, other accounting policies that have recently been or may be affected by changes in the accounting rules include the following:

•	software revenue recognition;

•	accounting for income taxes;

•	accounting for share-based payments; and

•	accounting for business combinations and related goodwill.

A change in any of these policies could have a significant effect on our reported results and may adversely affect our business.

Our future success depends on sales to companies in the telecommunications sector.

We are highly dependent on sales to companies in the telecommunications sector. Our future success depends on the financial strength of the telecommunications sector, as our sales depend on the increased use and widespread adoption of broadband access services; sustained capital expenditures by the telecommunications carriers (which often occurs on a sporadic and unpredictable basis); and the ability of our customers to market and sell broadband access services. If the telecommunications sector experiences another downturn or broadband deployments do not increase steadily, our customers may forego sustained or increased levels of capital investments, and reevaluate their need for our products. If this occurs, our total revenue may be less than we currently anticipate, and our business will suffer.

In addition, traditional telecommunications companies and other large companies, because of their size, generally have had significant negotiating leverage and, accordingly, have requested and received more favorable terms, which often translates into more onerous terms and conditions for their vendors. As we seek to sell more products to this class of customer, we may be required to agree to such terms and conditions, which may include terms that affect our ability to recognize revenue and have an adverse affect on our business, results of operations and financial condition.

Our business substantially depends upon the continued growth of the Internet and the use of IP-based networks to deliver Triple Play services.

A substantial portion of our business and revenue growth depends on the expanded acceptance of the utilization of IP-based networks to deliver Triple Play voice, video and data services. Our future growth depends, in part, on the acceptance by consumers of expanded services delivered over IP-based networks. In addition, our future growth depends on our customers’ ability to use IP-based networks to deliver voice, video, and data services to successfully compete with established providers of such services. To the extent that an economic slowdown and reduction in capital spending adversely affect spending on Internet infrastructure, consumers are slow to accept and adopt the delivery of expanded services delivered over an IP-based network, or our customers cannot successfully compete against established providers of Triple Play services, our business, results of operations and financial condition would suffer.

We rely, in part, on resellers and distributors to sell our products, and disruptions to or our failure to effectively develop and manage our distribution channel and the processes and procedures that support it could adversely affect our ability to generate revenue from the sale of our products.

Our future success is dependent, in part, upon establishing and maintaining successful relationships with a variety of resellers and distributors. Some of these resellers also sell competitors’ products and some of these resellers are, in fact, our competitors. We expect to continue to utilize resellers and distributors to grow our business, especially in non-U.S. territories. Our revenue depends, in part, on the performance of these resellers and distributors. The loss of or reduction in sales to these resellers or distributors could materially reduce our total revenue. Our competitors may in some cases be effective in providing incentives to resellers or potential resellers to favor their products or to prevent or reduce sales of our products. If we fail to maintain relationships or fail to develop new relationships with resellers and distributors in new markets or expand the number of resellers in existing markets, fail to manage, train or provide incentives to existing resellers and distributors effectively or if our resellers and distributors are not successful in their sales efforts, sales of our products may decrease and our results of operations would suffer. We may also be required to establish new business models to support our resellers and distributors. Currently, we employ a “sell to” model for our resellers and distributors. If we are required to establish a “sell through” or “stocking distributor” model to support these customers, it could adversely affect our margins and timing of recognizing revenue.

If we fail to attract and retain skilled employees, we may not be able to timely develop, sell or support our products.

Our future success and the growth of our business depend on the continued service and availability of skilled personnel, including our Chief Executive Officer, members of our executive team, and those in technical, marketing and sales positions. Over the past several years, we have experienced a significant decrease in our overall number of employees as a result of reductions in our workforce. To achieve our current operating goals, we will need to attract and retain highly qualified management, skilled engineers and other knowledgeable workers in an industry where competition for skilled personnel is intense and our competitors are larger and more established companies. Our future performance depends, in part, on the ability of our senior management team to effectively work together, manage our workforce, attract and retain highly qualified technical and managerial personnel, and manage our facilities so that we have sufficient space to house our growing workforce. We cannot assure you that we will continue to be able to successfully attract and retain key personnel.

We rely on sales in international markets for a substantial portion of our revenue, which exposes us to additional risks that may affect our business.

A significant portion of our sales has been to international customers during the last two years. During the quarter ended March 31, 2006, we derived approximately 36% of our total revenue from sales to international customers. During the years ended December 31, 2005 and 2004, we derived approximately 58% and 66%, respectively, of our total revenue from sales to international customers. Our international presence exposes us to risks including:

•	foreign currency fluctuations;

•	difficulties in managing operations across disparate geographic areas;

•	political, legal and economic instability in many parts of the world;

•	protectionist tariffs and other unpredictable regulatory requirements;

•	reduced or limited protection of our intellectual property rights;

•	dependence on local and global resellers;

•	greater expenses associated with customizing products for foreign countries;

•	international taxes;

•	longer accounts receivable cycles; and

•	disruptions to our business related to terrorist activities, widespread disease or natural disasters.

In addition, demand for our products and services can fluctuate materially by customer and region due to our customer concentration. Moreover, the recent turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, particularly the continuing tension in and surrounding Iraq, and changes in energy costs, has and may continue to put negative pressure on global economic conditions. If one or more of these risks materialize, our sales to international customers may decrease or our costs may increase, which could negatively impact our overall revenue, results of operations and financial condition.

We are exposed to fluctuations in currency exchange rates which could negatively affect our financial results and cash flows.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in non-US currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. The majority of our revenue and expenses are transacted in U.S. dollars. We also have some transactions that are denominated in foreign currencies, primarily expenses incurred in Canadian dollars and the Euro and sales and service transactions conducted in the Euro. An increase in the value of the U.S. dollar could increase the real cost to our customers of our products in those markets outside the United States where we sell in U.S. dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials to the extent we must purchase components in foreign currencies. Currently, we hedge only those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and periodically will hedge anticipated foreign currency cash flows. The hedging activities undertaken by us are intended to offset the impact of currency fluctuations. If our attempts to hedge against these risks are not successful, our financial results and cash flows could be adversely impacted.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Most of our sales, except in the Asia-Pacific region, are on an open credit basis, with standard payment terms of 30 to 45 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. Throughout the regions in which we sell, our larger customers demand, and are able to secure in some cases, longer payment terms than our standard terms. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts. Beyond our open credit arrangements, we have also experienced demands for customer financing and facilitation of leasing arrangements. While we have engaged in very minimal financing arrangements to date, we believe customer financing is a competitive factor in obtaining business, and we expect demand for customer financing to continue. Although we have programs in place that are designed to monitor and mitigate risk associated with our customer financing activities, including monitoring of particular risks in certain geographic areas, we cannot assure you that such programs will be effective in reducing our credit risks.

Our business will suffer if we are unable to protect our intellectual property rights.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot assure you that the steps we have taken will prevent unauthorized use of our technology. Furthermore, other parties may independently develop similar or competing technology, design around any patents that may be issued to us, otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. Although we attempt to protect our intellectual property rights, we may be unable to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We currently have 38 issued patents in the United States and five issued patents in foreign jurisdictions. In addition, we have filed numerous other patent applications but these applications may not result in the issuance of any patents. Any patent that is issued might be invalidated, circumvented or otherwise fail to provide us any meaningful protection. In addition, we cannot assure you that others will not independently develop equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets, or that we can meaningfully protect our intellectual property. Our failure to protect our intellectual property effectively could harm our business, results of operations and financial condition.

We could become subject to litigation regarding intellectual property rights that could subject us to significant liability or force us to redesign our products.

In recent years, we have been involved in litigation involving patents and other intellectual property rights, including our settled litigation with Nortel Networks. Moreover, many patents have been issued in the United States and throughout the world relating to many aspects of networking technology, and therefore, we may become a party to additional litigation to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property rights. If we do not prevail in any such lawsuits, we could be subject to significant liability for damages and we could be forced to redesign any of our products that use such infringing technology.

Our business and financial condition would be materially harmed due to reduction in our cash as a result of damage awards, lost or delayed sales or additional development or licensing expenses. Moreover, lawsuits, even those in which we prevail, are time-consuming and expensive to resolve and divert management and technical time and attention. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

If necessary licenses of third-party technology are not available to us or are unreasonably expensive to obtain, our results of operations could be adversely affected.

The pressure to reduce time-to-market is increasingly driving us to consider licensing technology from third parties to develop new products or product enhancements. However, these licenses may not be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party licenses required for developing new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost of which could seriously harm our business, results of operations and financial condition.

We may become party to other litigation, which could be costly and time consuming to defend.

In 2002, we were a defendant in a securities class action litigation, which is still pending, although it is subject to a pending settlement proposal covered by insurance. In addition, more recently, certain of our current and former executive officers and board members have become the subject of several purported class actions and a stockholder derivative lawsuit. These complaints allege, among other things, that the named defendants breached their fiduciary duties to us and failed to disclose information relating to transactions we entered into with Qwest Communications. The stockholder derivative lawsuit was dismissed with prejudice, although the purported class actions remain. These lawsuits could harm our relationships with existing customers and our ability to obtain new customers. The continued defense of the lawsuits could also result in the diversion of our management’s time and attention away from business operations, which could harm our business. The lawsuits could also have the effect of discouraging potential acquirers from bidding for us or reducing the consideration they would otherwise be willing to pay in connection with an acquisition. Although we are unable to determine the amount, if any, we may be required to pay in connection with the resolution of these lawsuits by way of litigation costs, settlement, indemnification obligations or otherwise, the size of any such payments, unless covered by insurance or recovered from third parties, could seriously harm our financial condition or liquidity.

All litigation that was commenced prior to or during the course of bankruptcy was stayed once we entered bankruptcy and was resolved pursuant to the Plan. However, we remain at risk of post Chapter 11 litigation claims, including in areas such as securities class actions, intellectual property rights, employment (unfair hiring or terminations), and product liability, and we remain at risk of not being able to obtain liability insurance at a reasonable cost when our current policies expire. Litigation involves costs in defending the action and the risk of an adverse judgment. Any material litigation could result in substantial costs and divert management’s attention and resources, which could seriously harm our business, results of operations and financial condition.

Our business may suffer slower or less growth due to further government regulation of the communications industry.

The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products and services that our customers sell. Continued regulations that adversely affect our customers or future FCC regulations, or regulations established by other regulatory bodies, may limit the amounts of capital available for investment in broadband. We could be adversely affected by further regulation of IP networks and commerce in any country where we operate. The adoption of such regulations could decrease the demand for our products, and at the same time increase the cost of selling our products. In addition, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of technologies such as ours. Regulation of our customers may materially harm our business and financial condition. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would harm our business, results of operations and financial condition.

Our business and operations are subject to the risks of earthquakes and other natural catastrophic events.

Our corporate headquarters, including certain of our research and development operations and our contract manufacturer’s facilities, are located in the Silicon Valley area of Northern California, a region known for seismic activity. A significant natural disaster, such as an earthquake or a flood, could have a material adverse impact on our business, results of operations and financial condition.

Risks Related to this Offering and Ownership of our Common Stock

The trading price for our common stock has been and may continue to be volatile.

The trading price of our common stock has been volatile in the past and may continue to be volatile. The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, product improvements, significant contracts, commercial relationships or capital commitments.

•	Our ability to develop and market new and enhanced products on a timely basis.

•	Commencement of, or our involvement in, litigation.

•	Any major change in our board or management.

•	Changes in governmental regulations.

•	Recommendations by securities analysts or changes in earnings estimates.

•	Announcements about our earnings that are not in line with analyst expectations.

•	Announcements by our competitors of their earnings that are not in line with analyst expectations.

•	The volume of shares of common stock available for public sale.

•	Sales of stock by us or by our stockholders.

•	Short sales, hedging and other derivative transactions in shares of our common stock.

•	General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may result in a decrease in the market price of our common stock, regardless of our actual operating performance.

Future sales of our common stock and the future exercise of options and warrants may cause the market price of our common stock to decline and may result in substantial dilution.

We cannot predict what effect, if any, future sales of our common stock, or the availability of our common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market by management or us, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price which you deem appropriate.

We have adopted anti-takeover measures that could prevent a change in our control.

In 2001, we adopted a stockholder rights plan. We assumed this plan in the bankruptcy. This plan could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions that limit liability and provide for indemnification of our directors and officers, and provide that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions and others also may have the effect of deterring hostile takeovers or delaying changes in control or management.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. In addition, a holder or holders controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders’ meeting, and the written consent of a holder or holders controlling 66 2/3% of our capital stock are required to call a special meeting of stockholders (which is in addition to the authority held by our board of directors to call special stockholder meetings).

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by Quattro.

DETERMINATION OF OFFERING PRICE

The offering price of $21.75 per share was negotiated between Quattro and the TCV Funds.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol RBAK. The following table sets forth the high and low sale last reported sale prices on the Nasdaq National Market for our common stock for the periods indicated. The information included below for the 2004 fiscal year gives effect to an approximate 73-for-1 reverse stock split affected as part of our Plan of Reorganization, which became effective on January 2, 2004.

	High	Low
Fiscal Year 2006
First Quarter	$22.24	$13.61
Second Quarter (April 1, 2006 to May 8, 2006)	$24.46	$21.06

Fiscal Year 2005
First Quarter	$7.93	$4.76
Second Quarter	$6.93	$4.82
Third Quarter	$11.47	$6.31
Fourth Quarter	$15.05	$8.85

Fiscal Year 2004
First Quarter	$11.25	$5.60
Second Quarter	$7.13	$3.84
Third Quarter	$6.56	$4.08
Fourth Quarter	$5.69	$2.83

As of April 30, 2006, there were 57,591,131 million shares of our common stock outstanding and 684 holders of record of our common stock.

SELLING STOCKHOLDER INFORMATION

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of April 30, 2006, for Quattro, who is the selling stockholder in the transaction.

Beneficial ownership data in the table below has been calculated based on SEC rules requiring that all equity securities exercisable for or convertible into shares of our common stock within 60 days shall be deemed to be outstanding for the purpose of computing the percentage of ownership of any person holding such exercisable or convertible equity securities, but shall not be deemed to be outstanding for computing the percentage of ownership of any other person. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The percentage of beneficial ownership is based on 57,591,131 shares of our common stock outstanding as of April 30, 2006 and 6,517,490 shares of our common stock issuable upon conversion of 651,749 shares of our Series B convertible preferred stock outstanding as of April 30, 2006.

	Beneficial Ownership Prior to Transaction		Shares Offered	Beneficial Ownership After Transaction (1)
Beneficial Owner	Number	Percent		Number	Percent
Quattro Global Capital, LLC (2) 546 5th Avenue 19th Floor New York, NY 10036	9,045,843	14.11%	1,927,500	7,118,343	11.10%

(1)	These shares were held by Creedon Keller & Partners until February 14, 2006 when such shares were transferred to Quattro, as reflected on the Schedule 13G filed by Quattro on February 14, 2006. Paul Giordano, our Chairman of the Board, was a Managing Director of Creedon Keller & Partners until June 2005, and may have been deemed to have beneficial ownership of shares held by Creedon Keller & Partners until that time.
(2)	These amounts do not give effect to the issuance of any shares by us or any sale of shares by Quattro pursuant to the underwritten public offering contemplated by the prospectus supplement that Redback filed with the SEC on May 9, 2006. That prospectus supplement indicates that Quattro may sell up to 4,000,000 shares of common stock (not including 614,850 shares that may be sold by Quattro if the underwriters exercise their over-allotment option in full) in the public offering contemplated thereby.

PLAN OF DISTRIBUTION

On May 9, 2006, Quattro and the TCV Funds entered into an agreement for the sale of 1,927,500 shares of our common stock held by Quattro to the TCV Funds at a price of $21.75 per share. Consummation of the sale of the shares is subject to customary closing conditions. Upon satisfaction of the conditions to closing, Quattro will complete the sale of shares to the TCV Funds pursuant to this prospectus supplement.

This prospectus supplement does not cover any subsequent sales of the shares by the TCV Funds, which would require a separate prospectus or an available exemption from registration under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

PROSPECTUS

May 8, 2006

Common Stock

From time to time, we and certain selling stockholders may offer and sell shares of common stock in amounts, at prices and on terms described in one or more supplements to this prospectus. We will not receive any of the proceeds from the sale of the common stock by any selling stockholders.

This prospectus describes some of the general terms that may apply to an offering of our common stock. The specific terms and any other information relating to a specific offering will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference to this prospectus.

We and any selling stockholders may offer and sell common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution.

Our common stock is quoted on The Nasdaq National Market under the symbol “RBAK.” The last reported sale price of our common stock on May 8, 2006 was $21.13 per share.

Investing in our common stock involves risks. See the “ Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated into this prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These forward-looking statements include all statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy, and plans and objectives of management for future operations. When we use the words, “anticipate,” “assume,” “estimate,” “project,” “intend,” “expect,” “plan,” “believe,” “should,” “likely” and similar expressions, we are making forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These statements are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in the documents incorporated into this prospectus by reference may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, or SEC. See “Where You Can Find Additional Information.” We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common stock in our periodic reports and in other documents that we subsequently file with the SEC, and which we will describe in supplements to this prospectus.

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RISK FACTORS

Please carefully consider the risk factors described in the applicable prospectus supplement, which are incorporated by reference in this prospectus, as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

USE OF PROCEEDS

We will set forth in the applicable prospectus supplement our intended use for the net proceeds received by us from our sale of common stock under this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

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EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 27, 2006, including the portions of our Proxy Statement on Schedule 14A filed with the SEC on April 10, 2006 in connection with our 2006 Annual Meeting of Stockholders to be held on May 11, 2006, incorporated by reference therein.

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the SEC on May 8, 2006.

•	Our current report on Form 8-K filed with the SEC on February 14, 2006.

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 22, 1999.

•	The description of our preferred share purchase rights associated with our Series A junior participating preferred stock contained in our registration statement on Form 8-A filed with the SEC on June 15, 2001, as amended on May 31, 2002, October 3, 2003 and January 12, 2004.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering contemplated hereby and by the relevant prospectus supplement shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Requests for such copies should be directed to our Investor Relations department, at the following address:

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy and documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.redback.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. The shares of common stock offered under this prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

This prospectus constitutes a part of a Registration Statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Redback and the shares of common stock, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

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TABLE OF CONTENTS

Prospectus Supplement

1,927,500 Shares

Redback Networks Inc.

Common Stock